FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of Septmeber, 2010
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA CONFIRMS TAKING CONTROL OF CAMPECHE PLAYA, GOLF,
MARINA & SPA RESORT DEVELOPMENT

Mexico City, September 14, 2010 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) confirms that it took control of the Board of Directors of the companies developing the Campeche Playa, Golf, Marina & Spa Resort project, exercising its rights as a creditor for the project. ICA took this action in order to protect its investment in this tourism project in the State of Campeche, after continued failure by the Spanish developers,subsidiaries of Grupo Mall Empresarial, to meet their commitments.

ICA’s action was taken in consultation with the representatives of the investors who made down payments for certain units in the development, many of whom have brought their own legal actions against the developers.  ICA believes that its actions protect not only its own interests, but also those of the unit buyers.

ICA expects to conduct a full audit of the project as soon as possible and to develop a plan to complete the first phase of the development in order to make it possible for the buyers, who have paid deposits on the units, to complete their acquisition of the units and move in.

ICA has acted as the general contractor for the project, and has accounts receivable related to the project totaling approximately Ps.1,166 million and US$8.5 million. These financings are secured by 94% of the shares of the development companies and substantially all their assets, which include the buildings under construction, the Jack Nicklaus-designed golf course, and more than 289 hectares of prime beach front land.

ICA believes that the interests of all parties involved—unit buyers, the Government of the State of Campeche, suppliers, other contractors, neighboring communities, and ICA itself—will be best served by the rapid completion of the first phase of the Campeche Playa, Golf, Marina & Spa Resort.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
José Eduardo Ontiveros (5255) 5272 9991 x 3678 jose.ontiveros@ica.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2010

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer